October 22, 2004

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Peggy A. Fisher

Dear Sirs:

Re: Logicom, Inc.
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-118719

Please be advised that the Company has retained our firm to file on their behalf Amendment No. 1 to Form 2B-2 Registration Statement. The Form SB-2 Registration Statement was filed with you on August 24, 2004

Further to your comment letter regarding the Registration Statement dated September 14, 2004, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 1 to Form SB-2 Registration Statement, including Exhibits. The Amendment includes updated financial statements and updated financial information as at September 30, 2004.

Pleaser refer all future comments to the undersigned at the address and telephone number below. Also copies of all your correspondence should also be sent by mail, to the Company at their address as set out on page i of the Registration Statement.

Yours truly,
FRASER and COMPANY

Per: "Ailin Wan"

Ailin Wan

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encls.
cc: Logicom, Inc.